Mail Stop 3561

November 2, 2006

Mr. Eric Langan, Chief Executive Officer
Rick's Cabaret International, Inc.
10959 Cutten Road
Houston, Texas 77066

       Re: **Rick's Cabaret International, Inc.**
               Form 10-KSB/A for the fiscal year ended September 30, 2005
               Filed January 27, 2006
               File No. 001-13992

Dear Mr. Langan:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

               Sincerely,

               Linda Cvrkel
               Branch Chief